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FOR IMMEDIATE RELEASE:

                    OLIVETTI AND MANNESMANN INCREASE OFFER TO
                              $80.00 PER SHARE FOR
                   CELLULAR COMMUNICATIONS INTERNATIONAL, INC.

New York, New York, January 19, 1999 - Olivetti S.p.A. and Mannesmann AG announced today that they have increased the cash tender offer made by a wholly-owned entity (Kensington Acquisition Sub, Inc.) for all the outstanding shares of common stock of Cellular Communications International, Inc. (NNM:CCIL) to $80.00 per share.

In connection with this enhanced proposal, the tender offer has been extended through 12:00 midnight, New York City time, on Monday, February 1, 1999. As of midnight on January 15, 1999, 2,320,312 shares of CCIL's outstanding common stock had been tendered under the terms of the tender offer.

Mannesmann operates in Telecommunications, Engineering, Automotive and Tubes & Trading and generated sales of around DM 39 billion in 1997. The Group is one of the leading alternative telecommunication operators in the recently liberalized European market.

The Olivetti Group is a leading international player operating through subsidiaries and affiliates in the telecommunications and information technology sectors. In telecommunications, Olivetti operates both in the wireless and wireline markets through Omnitel and Infostrada, respectively. In the Information Technology sector, Olivetti wholly owns Olivetti Lexikon, which specializes in I.T. products for the office and the consumer markets. It also has a 18.5% ownership in Wang Global, a United States publicly traded company.

Goldman, Sachs & Co. and Lehman Brothers are acting as Dealer Managers for the tender offer. MacKenzie Partners, Inc. is acting as Information Agent for the Offer and may be contacted at (800) 322-2885. Questions and requests for assistance or for copies of the Offer to Purchase, the Letters of Transmittal and other tender offer documents may be directed to the Information Agent, and copies will be furnished at Kensington's expense.

CONTACT: MacKenzie Partners, Inc.,  Mark H. Harnett,  (212) 929-5877.